December 23, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Max A. Webb, Esq.
Assistant Director

Donald E. Field, Esq.
Division of Corporation Finance

Re:	FreeSeas Inc.
Registration Statement on Form F-1
Filed November 20, 2013
File No. 333-192446

Ladies and Gentlemen:

The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated December 13, 2013 (the "Comment Letter") relating to the Registration Statement on Form F-1 filed on November 20, 2013 (the "Registration Statement") by FreeSeas Inc. (the “Company”). The numbers of the responses in this letter correspond to the numbers of the staff’s comments as set forth in the Comment Letter. The Company is filing Amendment No. 1 to the Registration Statement (the “Amendment”) and a request for acceleration concurrently with this response letter.

General

1.	Given the size of the offering relative to your public float, the nature of the offering and the selling stockholder, the transaction appears to be a primary offering which is not eligible to be conducted on a continuous or delayed basis pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933. We further note that you do not appear eligible to conduct a primary at-the-market offering under Rule 415(a)(4) of the Securities Act of 1933. Please advise regarding your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i) of the Securities Act of 1933. For guidance, refer to Rules 415(a)(1)(x) and 415(a)(4) of the Securities Act of 1933 and Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations.

Response:

As of the time of the filing of the Amendment, the Company has 18,975,758 shares of common stock issued and outstanding, of which, 2,519,155 are owned by affiliates of the Company. As a result, there are 16,456,603 shares of common stock in the public float. In the Amendment, the Company has reduced the number of shares it seeks to register to 5,485,534 shares, which is less than 1/3 of the total shares in the public float. As a result of the reduced number of shares being registered, the Company believes that the concerns that this may be a primary offering on behalf of the Company are no longer applicable.

FreeSeas Inc.

10 Eleftheriou Venizelou str., 106 71 Athens, Greece ● Tel.: +30 210 45.28.770, +30 216.500.0000, fax: +30 210 42.91.010 ● info@freeseas.gr ● www.freeseas.gr

Securities and Exchange Commission

December 23, 2013

Registration Statement Cover Page

2.	Refer to footnote 1 to the Calculation of Registration Fee table. To the extent that additional shares of common stock are to be received by the selling stockholders due to subsequent equity issuances by the company at a lower price per share than the current exercise prices of the Series B Convertible Preferred Stock, Series C Convertible Preferred Stock, Series A Warrants or Series B Warrants due to any price protection provisions of such securities, please confirm your understanding that such additional shares of common stock will not be deemed to be covered by this registration statement pursuant to Rule 416 of the Securities Act of 1933 and would require separate registration or an exemption prior to sale. Please revise footnote 1 to clarify this fact.

Response:

We hereby confirm our understanding that pursuant to Rule 416, this registration statement would not cover additional shares due to the selling stockholders as a result of the price protection provisions in the shares of preferred stock and warrants and would require a separate registration or another exemption prior to sale. We have revised footnote 1 to read as follows, “Pursuant to Rule 416, there are also being registered an indeterminable number of additional securities as may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions, but shall not apply to additional securities that may be issued as a result of any price protection provisions relating to the convertible preferred stock.”

We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment. Thank you in advance for your prompt review and assistance.

Very truly yours,

/s/ ION G. VAROUXAKIS
Ion G. Varouxakis
Chief Executive Officer

Cc:	Marc J. Ross, Esq.
Thomas A. Rose, Esq.
James M. Turner, Esq.

FreeSeas Inc.

10 Eleftheriou Venizelou str., 106 71 Athens, Greece ● Tel.: +30 210 45.28.770, +30 216.500.0000, fax: +30 210 42.91.010 ● info@freeseas.gr ● www.freeseas.gr